Exhibit 99.1

REAL MESSENGER CORPORATION

NOTICE OF A CLASS MEETING OF THE HOLDERS OF CLASS A ORDINARY SHARES

To be held on May 5, 2026 at 8:00 a.m. Eastern Time

AND

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held immediately following the Meeting of the Holders of the Class A Ordinary Shares on May 5, 2026

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NOTICE OF A CLASS MEETING OF THE HOLDERS OF CLASS A ORDINARY SHARES

Notice is hereby given that Real Messenger Corporation, a Cayman Islands company (the “Company”), will hold a class meeting of the holders of its Class A ordinary shares of a par value of US$0.0001 each (the “Class A Ordinary Shares”) at 8:00 a.m., Eastern time, on May 5, 2026 (the “Class A Meeting”) virtually at https://us06web.zoom.us/j/83855275503?pwd=0aLH8jFrNuydSYHpRIBJiQZq4rMzXa.1 (Meeting ID: 838 5527 5503; Passcode: 700310) , to consider and, if thought fit, to pass the following resolution:

RESOLVED as a special resolution of the holders of the Class A Ordinary Shares that, subject to the class consent from the holders of the class B ordinary shares of a par value of US$0.0001 each of the Company (the “Class B Ordinary Shares”), the voting rights attached to each Class B Ordinary Share be increased from ten (10) votes to twenty-five (25) votes on all matters subject to vote at general meetings of the Company, with immediate effect.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that Real Messenger Corporation, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders immediately following the Class A Meeting on May 5, 2026 (the “Annual General Meeting”) virtually at https://us06web.zoom.us/j/88471526060?pwd=85K5KMAxs87hMcihx14Pigqo5Nbpc6.1 (Meeting ID: 884 7152 6060; Passcode: 765239) , to consider and, if thought fit, to pass the following resolutions:

1.	RESOLVED as an ordinary resolution: to re-elect the following persons as Directors of the Company until the next annual general meeting or when their respective successors have been duly appointed:

a.	Kwai Hoi Ma

b.	Felix Tak Shing Ko

c.	Wai Keung David Chung

d.	Chun Fung Horace Ma

2.	RESOLVED as an ordinary resolution: to ratify, confirm and approve the appointment of Marcum Asia CPAs LLP as auditor of the Company for the fiscal year ending March 31, 2026, and to authorize the Audit Committee of the board of directors of the Company to fix the remuneration of the auditor.

3.

RESOLVED as a special resolution that, subject to the separate class consents from both the holders of class B ordinary shares of a par value of US$0.0001 each of the Company (the “Class B Ordinary Shares”) and the holders of class A ordinary shares of a par value of US$0.0001 each of the Company (the “Class A Ordinary Shares”) on the proposed variation of class rights that the voting rights attached to each Class B Ordinary Share be increased from ten (10) votes to twenty-five (25) votes on all matters subject to vote at general meetings of the Company (the “Class Rights Variation”), the second amended and restated memorandum and articles of association of the Company, in the substantial form attached hereto as Appendix 1, be adopted in its entirety and in substitution for and to the exclusion of the current memorandum and articles of association of the Company with effect upon the effectiveness of the Class Rights Variation.

4.	RESOLVED as an ordinary resolution: to adjourn the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 –3.

You can find more information about each of these items in the attached proxy statement. Only holders of Class A Ordinary Shares registered in the register of members at the close of business on March 3, 2026, New York time, can vote at the Class A Meeting. Only holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) registered in the register of members at the close of business on March 3, 2026, New York time, can vote at the Annual General Meeting or at any adjournment that may take place.

We cordially invite all holders of Class A Ordinary Shares to attend the Class A Meeting virtually, and all holders of Ordinary Shares to attend the Annual General Meeting virtually. Holders of Class A Ordinary Shares entitled to attend and vote at the Class A Meeting are entitled to appoint a proxy to attend and vote instead of such holders. Holders of the Ordinary Shares entitled to attend and vote at the Annual General Meeting are entitled to appoint a proxy to attend and vote instead of such holders. A proxy needs not be a shareholder of the Company. If you are a holder of Class A Ordinary Shares and whether or not you expect to attend the Class A Meeting virtually, please mark, date, sign and return the relevant enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Class A Meeting. If you are a holder of Ordinary Shares and whether or not you expect to attend the Annual General Meeting virtually, please mark, date, sign and return the relevant enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Annual General Meeting. If you send in your form of proxy and then decide to attend the Class A Meeting or Annual General Meeting to vote your Class A Ordinary Shares or Ordinary Shares (whichever is applicable) virtually, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy is to be delivered to the attention of the Company’s transfer agent, Equiniti Trust Company, LLC, and must arrive no later than the time for holding the Class A Meeting or Annual General Meeting or any adjournment thereof.

By Order of the Board of Directors,

/s/ Kwai Hoi Ma
Kwai Hoi Ma Chief Executive Officer and Chairman of the Board of Directors

REAL MESSENGER CORPORATION

PROXY STATEMENT

General

The board of directors of Real Messenger Corporation, a Cayman Islands company (the “Company”), is soliciting proxies for a class meeting of the holders of its Class A Ordinary Shares to be held on May 5, 2026 at 8:00 a.m., Eastern Time (the “Class A Meeting”), and the annual general meeting of shareholders to be held on May 5, 2026 immediately following the Class A Meeting, or at any adjournment or postponement thereof (the “Annual General Meeting”). The Class A Meeting will be held virtually at https://us06web.zoom.us/j/83855275503?pwd=0aLH8jFrNuydSYHpRIBJiQZq4rMzXa.1 (Meeting ID: 838 5527 5503; Passcode: 700310) and the Annual General Meeting will be held virtually at https://us06web.zoom.us/j/88471526060?pwd=85K5KMAxs87hMcihx14Pigqo5Nbpc6.1 (Meeting ID: 884 7152 6060; Passcode: 765239).

Record Date, Share Ownership and Quorum

Record holders of Class A Ordinary Shares of the close of business on March 3, 2026, New York time, are entitled to vote at the Class A Meeting.

Record holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) as of the close of business on March 3, 2026, New York time, are entitled to vote at the Annual General Meeting.

As of March 3, 2025, 5,071,281 of our Class A Ordinary Shares, par value US$0.0001 per share, and 4,500,000 of our Class B Ordinary Shares, par value US$0.0001 per share, were issued and outstanding.

One or more holders holding or representing by proxy at least one-third in nominal or par value amount of the issued Class A Ordinary Shares shall be a quorum at the Class A Meeting for all purposes. One or more holders of Ordinary Shares holding shares that represent not less than one-third of the issued and outstanding Ordinary Shares carrying the right to vote at such Annual General Meeting shall be a quorum at the Annual General Meeting for all purposes.

The Board of Directors recommends a vote “FOR” the proposal at the Class A Meeting.

The Board of Directors recommends a vote “FOR” each proposal from Proposals No. 1-4 at the Annual General Meeting.

Voting and Solicitation

Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote respectively at the Class A Meeting and Annual General Meeting, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at the Annual General Meeting.

At the Class A Meeting, every holder of Class A Ordinary Shares present virtually or by proxy may vote the fully paid Class A Ordinary Shares held by such holder of Class A Ordinary Shares. At the Annual General Meeting, every holder of Ordinary Shares present virtually or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided by poll. Except as required by applicable law and subject to the terms and conditions of the Articles, the holders of Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on all matters submitted to a vote at the Annual General Meeting.

The proposal at the Class A Meeting requires the affirmative vote of at least a two-third majority of the votes of the holders of Class A Ordinary Shares present virtually or represented by proxy and entitled to vote at the Class A Meeting. Each of proposals no. 1, 2, and 4 at the Annual General Meeting requires the affirmative vote of at least a simple majority of the votes of the holders of Ordinary Shares present virtually or represented by proxy and entitled to vote at the Annual General Meeting will be required, whereas, proposal 3 requires the affirmative vote of at least a two-third majority of votes cast by the holders of Ordinary Shares present virtually or represented by proxy and entitled to vote at the Annual General Meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Class A Ordinary Shares for the Class A Meeting

Holders of Class A Ordinary Shares whose shares are registered in their own names may vote by attending the Class A Meeting virtually or by completing, dating, signing and returning the enclosed form of proxy to the attention of the Company’s transfer agent, Equniti Trust Company, LLC. The form of proxy must arrive no later than the time for holding the Class A Meeting.

When proxies are properly completed, dated, signed and returned by holders of Class A Ordinary Shares, the Class A Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Annual General Meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the Class A Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Class A Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present. Abstentions will have no effect on the outcome of each of the proposed resolutions submitted to a vote at the Class A Meeting. Broker non-votes will have no effect on the outcome of each of the proposed resolutions submitted to vote at the Class A Meeting.

Please refer to this proxy statement for information related to the proposed resolutions.

Voting by Holders of Ordinary Shares for the Annual General Meeting

Holders of Ordinary Shares whose shares are registered in their own names may vote by attending the Annual General Meeting virtually or by completing, dating, signing and returning the enclosed form of proxy to the attention of the Company’s transfer agent, Equniti Trust Company, LLC. The form of proxy must arrive no later than the time for holding the Annual General Meeting or any adjournment thereof.

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Annual General Meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Annual General Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a vote against each of the proposed resolutions submitted to a vote at the Annual General Meeting. Broker non-votes will have the same effect as a vote against each of the proposed resolutions submitted to vote at the Annual General Meeting.

Please refer to this proxy statement for information related to the proposed resolutions.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Class A Ordinary Shares or Ordinary Shares (as the case may be), by attending the relevant meeting and voting virtually. A written notice of revocation must be delivered to the attention of Real Messenger Corporation if you hold our Class A Ordinary Shares or Ordinary Shares (as the case may be).

ANNUAL REPORT TO SHAREHOLDERS

The Company makes available its annual report to shareholders through the U.S. Securities and Exchange Commission’s website. The 2025 annual report for the year ended March 31, 2025 (the “2025 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. You may obtain a copy of our 2025 Annual Report by visiting the U.S. Securities and Exchange Commission’s website at www.sec.gov. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders and beneficial owners of the Company’s Ordinary Shares. If you want to receive a paper or email copy of the Company’s 2025 Annual Report, you must request one from the Company. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at IR@real.co.

THE PROPOSAL FOR THE CLASS A MEETING IS AS FOLLOWS:

Increase of the Voting Rights of Class B Ordinary Shares (the “Class Rights Variation Proposal”)

We are proposing to resolve as a special resolution of the holders of the Class A Ordinary Shares that, subject to the class consent from the holders of the Class B Ordinary Shares, the voting rights attached to each Class B Ordinary Share be increased from ten (10) votes to twenty-five (25) votes on all matters subject to vote at general meetings of the Company, with immediate effect (“Class Rights Variation”).

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of at least a two-third majority of the votes of the holders of Class A Ordinary Shares present virtually or represented by proxy and entitled to vote at the Class A Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS CLASS RIGHTS VARIATION PROPOSAL.

THE PROPOSALS FOR THE ANNUAL GENERAL MEETING ARE AS FOLLOWS:

PROPOSAL 1

The Re-election of Directors

The nominees listed below (the “Director Nominees”) have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for re-election as directors of the Company. Unless such authority is withheld, proxies will be voted for the re-election of the persons named below, each of whom has been designated as a nominee.

Unless you indicate otherwise, shares represented by executed proxies in the form enclosed will be voted for the election of each nominee.

Director Nominees

The Director Nominees recommended by the Board are as follows:

Name	Age	Position/Title
Kwai Hoi Ma	48	Chief Executive Officer and Chairman
Felix Tak Shing Ko	47	Independent Director
Wai Keung David Chung	60	Independent Director
Chun Fung Horace Ma	55	Independent Director

Information Regarding the Company’s Directors and Nominees

Mr. Kwai Hoi Ma (Mr. Thomas Ma) has served as our Chief Executive Officer and Chairman of the Board of Directors following the consummation of the Company’s business combination with Nova Vision Acquisition Corp. (the “Business Combination”). Mr. Ma is a founder of RMHL. He has served as RMHL’s (and its affiliates’) Chief Executive Officer and as Chairman of the Board, since their respective dates of incorporation. Mr. Ma was raised in both Hong Kong and the United Kingdom, affording him a distinct global perspective that Real Messenger believes helps it both address local needs and expand its influence internationally. Mr. Ma and his family are deeply entrenched in Hong Kong’s banking and real estate industries, with Tai Sang Bank, founded by his family in 1961. This background has instilled in him a profound entrepreneurial spirit and a business mindset, enabling him to make significant strides in the real estate sector. After obtaining his degree from The University of Manchester in the United Kingdom in 1999, Mr. Ma embarked on his professional journey with Arthur Andersen, where he honed his skills from 1999 to 2001. Subsequently, he joined his family businesses, leveraging his expertise to foster growth in the banking and real estate sectors. Over a decade of immersion in this industry have helped him cultivate an in-depth understanding of the market dynamics and the evolving needs of consumers. In 2010, Mr. Ma founded HOHOJO, a trailblazing rental marketplace. He formed Real Messenger mobile application in 2018, with a focus on transforming the real estate sector and providing tools for real estate agents to excel in their work.

Mr. Felix Tak Shing Ko has served as our Independent Director since February 2025. Mr. Ko is a highly accomplished consultant based in London with over two decades of experience in financial services, chartered accounting, and talent acquisition. Over the past 14 years, Mr. Ko has specialized in talent acquisition and insights within the financial services sector, helping global clients design cost-effective talent strategies. Since 2023, he has been a director of Future Crest Ltd. From 2020 to 2023, he was the Head of Financial Services Practice in Parkhouse Bell, specializing in business development and talent research. Prior to that, he worked as a client partner at Armstrong Craven from 2017 to 2019, also specializing in business development and talent research. As a Fellow of the Institute of Chartered Accountants in England and Wales (ICAEW) and a member of the Chartered Alternative Investment Analyst (CAIA) Association, Mr. Ko will bring exceptional financial expertise and strategic insight to the board. Mr. Ko began his career in London, completing his Chartered Accountant qualification while working in auditing. He later joined JP Morgan as an Associate in 2006, where he gained extensive experience in investment banking operations, risk management, and financial strategy. Mr. Ko graduated with a Bachelor of Arts in Economics from the University of Manchester in the United Kingdom in 2000.

Mr. Wai Keung David Chung has served as our Independent Director following the consummation of the Business Combination. Mr. Chung has served as RMHL’s Independent Director since March 2021. Mr. Chung is a seasoned technologist, entrepreneur, and policymaker with over 30 years of experience. He is a strong advocate for impact investment and has held senior management positions in leading multinational, Hong Kong, and mainland enterprises such as Cyberport, Microsoft, and Jardine Pacific. He has also led the expansion of several technology startups into international markets. Currently, Professor Chung is an Adjunct Professor in the Department of Computer Science at City University and the Founder and Chief Impact Officer of ImpactD Limited. He previously served as the Under Secretary for Innovation and Technology Bureau of the HKSAR for two terms. In recognition of his contributions to the field, he was awarded the Iconic Star - IFTA FinTech and Innovation Award 2021/22 and was named Top CIO of Greater China by CEO/CIO magazine in 2013. Professor Chung is actively involved in various high-level advisory committees in the academic, professional, and community arenas. He has served as a member of the Consumer Council and Expert Group on Cloud Computing Services and Standards. Professor Chung holds a Doctorate in Engineering Management from City University of Hong Kong, an MBA from Open University of Hong Kong, a Postgraduate Diploma in Business Management from Chinese University of Hong Kong, and a Bachelor of Science (Engineering) in Computer Science from Imperial College London.

Mr. Chun Fung Horace Ma has served as our Independent Director following the consummation of the Business Combination. Mr. Ma has served as RMHL’s Independent Director since March 2021. Mr. Ma has over 20 years of experience in senior management, audit, compliance and finance in the technology and consumer sectors. Mr. Ma is currently the chief financial officer of S. Culture Holdings (BVI) Limited, where he joined in 2011 to lead the company to a successful IPO on the Hong Kong Stock Exchange in July 2013. Prior to joining S. Culture Holdings (BVI) Limited, Mr. Ma was the Group Financial Controller of Samvo Strategic Holdings Limited, an online gaming company licensed out of London, England from 2009 to 2010. Prior to Samvo Strategic Holdings Limited, Mr. Ma founded Protiviti Hong Kong, a leading independent risk consulting firm in 2003. Mr. Ma’s core clients focused in technology, telecom and real estate sectors. Mr. Ma started his formal professional training in Arthur Andersen Hong Kong in 1993. He has been a Certified Public Accountant (Practicing) registered with the Hong Kong Institute of Certified Public Accountants since 2003, a fellow member of the Association of Chartered Certified Accountants since 2004, a Certified Internal Auditor registered with the Institute of Internal Auditors since 2005 and holder of Certification of Control Self-Assessment of the Institute of Internal Auditors since 2006. Mr. Ma graduated with a Master of Science in Finance (2004) and Bachelor of Business Administration and Professional Accountancy (1993) conferred by The Chinese University of Hong Kong and Bachelor of Laws External Programme (2001) conferred by the University of London.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of at least a simple majority of the votes of the holders of Ordinary Shares present virtually or represented by proxy and entitled to vote at the Annual General Meeting will be required to elect all of the Director Nominees.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE DIRECTOR NOMINEES.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

The Audit Committee of the Board (the “Audit Committee”), which is composed entirely of independent directors, has selected Marcum Asia CPAs LLP, independent registered public accounting firm, to audit our financial statements for the fiscal year ended March 31, 2026. Ratification of the selection of Marcum Asia CPAs LLP by shareholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the shareholders for ratification at the 2026 Annual General Meeting. If the shareholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain Marcum Asia CPAs LLP, but may, in their discretion, retain Marcum Asia CPAs LLP even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

Representatives from Marcum Asia CPAs LLP will not be in attendance at the 2026 Annual General Meeting.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS AS DESCRIBED IN THE PROPOSAL 2

PROPOSAL 3

The Adoption of the Second Amended and Restated Memorandum and Articles of Association

Our Board of Directors, subject to the separate class consents from both the holders of Class A Ordinary Shares and the holders of Class B Ordinary Shares on the Class Rights Variation, is seeking the shareholders’ approval to adopt in its entirety the Company’s Second Amended and Restated Memorandum and Articles of Association in the substantial form attached hereto as Appendix 1, which contain some housekeeping amendments, to the exclusion of the Company’s existing memorandum and articles with effect upon the effectiveness of the Class Rights Variation.

If the shareholders approve this proposal, following the effectiveness of the Second Amended and Restated Memorandum and Articles of Association, the registered office provider of the Company will file such Second Amended and Restated Memorandum and Articles of Association, along with the relevant special resolutions with the Registrar of Companies of the Cayman Islands.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of at least a two-third majority of the votes of the holders of Ordinary Shares present virtually or represented by proxy and entitled to vote at the Annual General Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3.

PROPOSAL 4

The Adjournment Proposal

The adjournment proposal, if approved, will adjourn the Annual General Meeting to a later date or dates to permit further solicitation of proxies. The adjournment proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the other proposals in this proxy statement.

Vote Required and Board of Directors’ Recommendation

If a simple majority of the votes of the shares which were present virtually or by proxy and voting on the matter at the Annual General Meeting vote for the adjournment proposal, the chairman of the Annual General Meeting will exercise his or her power to adjourn the meeting as set out above.

Recommendation

The Company’s Board of Directors recommends that you vote “FOR” the adjournment proposal.

OTHER MATTERS

We know of no other matters to be submitted to the Annual General Meeting. If any other matters properly come before the Annual General Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

Appendix 1

Second Amended And Restated Memorandum and Articles of Association